                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Advanced Photonix, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                SERIES A COMMON STOCK, PAR VALUE $.001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00754E-10-7
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                                 (CUSIP Number)

                               FRANK M. BURKE, JR.
                            BURKE, MAYBORN CO., LTD.
                          5500 PRESTON ROAD, SUITE 315
                               DALLAS, TEXAS 75205
                                  214-559-9898
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 17, 2003
                ------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                               ------------
CUSIP No. 00754E-10-7                                               Page 2 of 10
---------------------                                               ------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Burke, Mayborn Co., Ltd.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
         SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas
--------------------------------------------------------------------------------
    NUMBER OF     7        SOLE VOTING POWER
     SHARES
                                    777,500
                  --------------------------------------------------------------
   BENEFICIALLY   8        SHARED VOTING POWER
    OWNED BY
                                    0
                  --------------------------------------------------------------
     EACH         9        SOLE DISPOSITIVE POWER
  REPORTING
                                    777,500
                  --------------------------------------------------------------
    PERSON        10        SHARED DISPOSITIVE POWER
     WITH
                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  777,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.8%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

---------------------                                               ------------
CUSIP No. 00754E-10-7                                               Page 3 of 10
---------------------                                               ------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Frank M. Burke, Jr.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
   NUMBER OF      7        SOLE VOTING POWER
     SHARES
                                    46,300
                  --------------------------------------------------------------
  BENEFICIALLY    8        SHARED VOTING POWER
   OWNED BY
                                    777,500
                  --------------------------------------------------------------
     EACH         9        SOLE DISPOSITIVE POWER
  REPORTING
                                    46,300
                  --------------------------------------------------------------
  PERSON          10        SHARED DISPOSITIVE POWER
   WITH
                                    777,500
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  823,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

---------------------                                               ------------
CUSIP No. 00754E-10-7                                               Page 4 of 10
---------------------                                               ------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Mayborn Company
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER
   SHARES
                                    0
                  --------------------------------------------------------------
 BENEFICIALLY     8        SHARED VOTING POWER
   OWNED BY
                                    777,500
                  --------------------------------------------------------------
   EACH           9        SOLE DISPOSITIVE POWER
REPORTING

                                    0
                  --------------------------------------------------------------
  PERSON          10        SHARED DISPOSITIVE POWER
  WITH
                                    777,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  777,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

---------------------                                               ------------
CUSIP No. 00754E-10-7                                               Page 5 of 11
---------------------                                               ------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Anyse Sue Mayborn
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER
   SHARES
                                    0
                  --------------------------------------------------------------
 BENEFICIALLY     8        SHARED VOTING POWER
   OWNED BY
                                    777,500
                  --------------------------------------------------------------
   EACH           9        SOLE DISPOSITIVE POWER
REPORTING

                                    0
                  --------------------------------------------------------------
  PERSON          10        SHARED DISPOSITIVE POWER
  WITH
                                    777,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  777,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Schedule 13D relates to the shares of Series A Common Stock, par value $.001 per share (the "Series A Common Stock") of Advanced Photonix, Inc., a Delaware corporation ("API"). On January 17, 2003, API acquired Texas Optoelectronics, Inc, a Texas corporation ("TOI") pursuant to that certain Stock Purchase Agreement dated January 17, 2003 by and among API and certain stockholders of TOI. (the "Agreement").

         Pursuant to the Agreement, the stockholders of TOI received 1,000,000 shares of Series A Common Stock (the "Shares").

         The principal executive offices of API are located at 1240 Avenida Acaso, Camarillo, California, 93102.

Item 2.  Identity and Background.

         This statement is filed on behalf of Burke, Mayborn Co., Ltd. ("Burke, Mayborn"), Frank M. Burke, Jr., The Mayborn Company, Inc. and Anyse Sue Mayborn. In addition, as required by General Instruction C of Schedule 13D, information is being provided in the responses to Items 2 through 6 below with respect to each general partner of Burke, Mayborn and each person controlling Burke, Mayborn.

         (a)      BURKE, MAYBORN

                  Burke, Mayborn is a Texas limited partnership primarily engaged in investments and consulting. The address of the principal executive offices and the principal business of Burke, Mayborn is 5500 Preston Road, Suite 315, Dallas, Texas, 75205.

                  Burke, Mayborn has not been convicted in a criminal proceeding during the last five years. During the last five years, Burke, Mayborn was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (b)      GENERAL PARTNERS AND CONTROL PERSONS

                  (i) Frank M. Burke, Jr. is a general partner and the controlling equity membership interest owner of Burke, Mayborn. His principal occupation is real estate and equity investor and consultant. Mr. Burke's principal business address is 5500 Preston Road, Suite 315, Dallas, Texas 75205. Mr. Burke is a United States citizen.

                           Mr. Burke has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (ii) The Mayborn Company, a Texas corporation, is a general partner of Burke, Mayborn, and its principal business is investments and media. Its principal office and business address is P.O. Box 6114, Temple, Texas 76503-6114, PERSONAL AND CONFIDENTIAL.

                           The Mayborn Company has not been convicted in a criminal proceeding in the last five years. During the last five years, The Mayborn Company was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (iii) Anyse Sue Mayborn is the President of the Mayborn Company, a Texas corporation, which is a general partner of Burke, Mayborn. Her principal occupation is investor and media management. Ms. Mayborn's principal business address is P.O. Box 6114, Temple, Texas 76503-6114, PERSONAL AND CONFIDENTIAL. Ms. Mayborn is a United States Citizen.

                           Ms. Mayborn has not been convicted in a criminal proceeding during the last five years. She was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         (a)      BURKE, MAYBORN

                  The Shares owned by Burke, Mayborn were acquired pursuant to the Agreement in exchange for 11,167,538 shares of TOI stock held by Burke, Mayborn.

         (b)      GENERAL PARTNERS AND CONTROL PERSONS

                  The Shares owned directly by Frank M. Burke, Jr. were acquired pursuant to the Agreement in exchange for 665,000 shares of TOI stock held by Frank M. Burke, Jr.

Item 4.  Purpose of Transaction.

         (a)      BURKE, MAYBORN

                  Burke, Mayborn acquired the 777,500 Shares reported in this
                  Schedule 13D as being directly held by Burke, Mayborn for investment purposes. Burke, Mayborn has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
                  Schedule 13D.

         (b)      GENERAL PARTNERS AND CONTROL PERSONS

                  (i) Frank M. Burke, Jr. acquired the 46,300 Shares reported in this Schedule 13D as being directly held by him for investment purposes. Mr. Burke does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                  (ii) The Mayborn Company does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
                           Item 4 of Schedule 13D.

                  (iii) Anyse Sue Mayborn does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
                           Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)      BURKE, MAYBORN

                  On January 17, 2003, pursuant to the Agreement, Burke, Mayborn acquired 777,500 of the Shares. Burke, Mayborn beneficially owns, and has the sole power to vote and dispose of, 777,500 of the Shares. The Shares owned by Burke, Mayborn constitute approximately 5.8% of API's outstanding Series A common stock. Burke, Mayborn has not effected any other transactions in Common Stock during the past 60 days.

         (b)      GENERAL PARTNERS AND CONTROL PERSONS

                  (i) Frank M. Burke, Jr. may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of his relationship with Burke, Mayborn. Additionally, Mr. Burke beneficially owns, and has the sole power to vote and dispose of, 46,300 of the Shares in his own name. The aggregate Shares beneficially owned by Mr. Burke constitute approximately 6.2% of API's outstanding common stock. Mr. Burke has not effected any other transactions in the Series A Common Stock during the past 60 days.

                  (ii) The Mayborn Company may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of its relationship with Burke, Mayborn. The Mayborn Company has not effected any other transactions in the Series A Common Stock during the past 60 days.

                  (iii) Anyse Sue Mayborn may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of her relationship with Burke, Mayborn. Ms. Mayborn has not effected any other transactions in the Series A Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         (a)      BURKE, MAYBORN

                  Incorporated by reference is that certain Stock Purchase Agreement, dated as of January 17, 2003, by and among API and the Stockholders of TOI, and that certain Escrow Agreement, by and among API and certain of the stockholders of TOI, dated as of January 17, 2003 (the "Escrow Agreement").

                  Pursuant to the terms of the Escrow Agreement, Burke, Mayborn and certain other former stockholders of TOI have contributed cash and Shares to be held in escrow, and subject to potential forfeiture, for a period of time in connection with their indemnification of API for any breaches of the representations and warranties contained in the Agreement.

                  Other than the Agreement and the Escrow Agreement, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between Burke, Mayborn and any person with respect to the securities of API.

         (b)      GENERAL PARTNERS AND CONTROL PERSONS

                  (i) Frank M. Burke, Jr. may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of his relationship with Burke, Mayborn.

                           Other than the Agreement and the Escrow Agreement, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between Burke, Mayborn or Frank M. Burke, Jr. and any person with respect to the securities of API.

                  (ii) The Mayborn Company may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of its relationship with Burke, Mayborn.

                           Other than the Agreement and the Escrow Agreement, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between Burke, Mayborn or The Mayborn Company and any person with respect to the securities of API.

                  (iii) Anyse Sue Mayborn may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of her relationship with Burke, Mayborn.

                           Other than the Agreement and the Escrow Agreement, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between Burke, Mayborn or Anyse Sue Mayborn and any person with respect to the securities of API.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:

         Stock Purchase Agreement, dated as of January 17, 2003, by and among API and the Stockholders of TOI.

         Exhibit B:

         Joint Filing Agreement

         Exhibit C:

         Escrow Agreement, dated as of January 17, 2003, by and among API and certain Stockholders of TOI.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 17, 2003

BURKE, MAYBORN CO., LTD.

By:      /s/ Frank M. Burke, Jr.
         ---------------------------
Name:    Frank M. Burke, Jr.
Title:   General Partner

By:      THE MAYBORN COMPANY
Title:   General Partner

         By:      /s/ Anyse Sue Mayborn
                  ---------------------------
         Name:    Anyse Sue Mayborn
         Title:   President

/s/ Frank M. Burke, Jr.
------------------------------
Frank M. Burke, Jr.

/s/ Anyse Sue Mayborn
------------------------------
Anyse Sue Mayborn

THE MAYBORN COMPANY

By:      /s/ Anyse Sue Mayborn
         ---------------------------
Name:    Anyse Sue Mayborn
Title:   President

                                  Exhibit Index

      Exhibit A:

      Stock Purchase Agreement, dated as of January 17, 2003, by and among API and the Stockholders of TOI.


      Exhibit B:

      Joint Filing Agreement


      Exhibit C:

      Escrow Agreement, dated as of January 17, 2003, by and among API and certain Stockholders of TOI.